AKANDA CORP.

1a, 1b Learoyd Road
New Romney TN28 8XU

United Kingdom

January 25, 2024

SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Doris Stacey Gama

Re:	Akanda Corp.
Registration Statement on Form F-3
Filed January 18, 2024
File No. 333-276577

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Akanda Corp. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to January 29, 4:00 p.m., Eastern Time, or as soon thereafter as is reasonably practicable.

Thank you for your assistance in processing this filing. Should you have any questions or comments regarding this matter, please do not hesitate to contact the Company’s counsel, Mr. Mark C. Lee at (916) 603-3444.

Sincerely,

By:	/s/ Katie Field
Katie Field
Interim Chief Executive Officer and Director

cc:	Mark C. Lee, Esq., Rimon, P.C.